SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                    FORM T-1
                               ------------------

      STATEMENT OF ELIGIBILITY AND QUALIFICATION UNDER THE TRUST INDENTURE ACT OF 1939, AS AMENDED, OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

    CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT TO
                            SECTION 305(b)(2)  /X/
                            -------------------------

                            FIRST UNION NATIONAL BANK
               (Exact name of trustee as specified in its charter)

        United States National Bank                          56-0900030
        (State of incorporation if                           I.R.S. employer
        not a national bank)                                 identification no.)

        First Union National Bank
        230 South Tryon Street, 9th Floor
        Charlotte, North Carolina                            28288-1179
        (Address of principal                                (Zip Code)
        executive offices)

                                  SAME AS ABOVE
                                  -------------

                 (Name, address and telephone number, including
                   area code, of trustee's agent for service)

                      FREMONT HOME LOAN OWNER TRUST 1999-3

               (Exact name of obligor as specified in its charter)

                                    DELAWARE

         (State or other jurisdiction of incorporation or organization)

                                Not yet received
                      (I.R.S. employer identification no.)

                          c/o Wilmington Trust Company
                               Rodney Square North
                              1100 N. Market Street
                         Wilmington, Delaware 19890-0001

          (Address, including zip code, of principal executive offices)
                        ---------------------------------

                      Fremont Home Loan Owner Trust 1999-3,
                   Home Loan Asset Backed Notes, Series 1999-3
                       (Title of the indenture securities)
                       -----------------------------------

ITEM 1.  GENERAL INFORMATION.

         Furnish the following information as to the trustee:

        (a) Name and address of each examining or supervising authority to which it is subject.

--------------------------------------------------------------------------------

      Name                                                      Address

--------------------------------------------------------------------------------

Federal Reserve Bank of Richmond, VA                            Richmond, VA

Comptroller of the Currency                                     Washington, D.C.

Securities and Exchange Commission
Division of Market Regulation                                   Washington, D.C.

Federal Deposit Insurance Corporation                           Washington, D.C.


        (b) Whether it is authorized to exercise corporate trust powers.

            The  trustee is  authorized  to exercise  corporate  trust powers.

ITEM 2.  AFFILIATIONS WITH THE OBLIGOR AND UNDERWRITERS.

        If the obligor or any underwriter for the obligor is an affiliate of the trustee, describe each such affiliation.

        The trustee is affiliated with First Union Capital Markets Corp., one of the underwriters for the indenture securities.



ITEMS 3-15.

        Because the obligor is not in default on any securities issued under indentures under which the applicant is trustee, Item 3 through 15 are not required herein.

ITEM 16.         LIST OF EXHIBITS.

      All exhibits identified below are filed as a part of this statement of eligibility.

      *1. A copy of the Articles of Association of First Union National Bank as now in effect, which contain the authority to commence business and a grant of powers to exercise corporate trust powers.

      *2. A copy of the certificate of authority of the trustee to commence business, if not contained in the Articles of Association.

       3. A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in exhibits (1) or (2) above.

       4. A copy of the existing By-laws of First Union National Bank, or instruments corresponding thereto.

       5. Inapplicable.

       6. The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939. Included on signature page of this Form T-1 Statement.

       7. A copy of the latest report of condition of the trustee published pursuant to law or to the requirements of its supervising or examining authority.

       8. Inapplicable.

       9. Inapplicable.

----------------------
* Incorporated by reference to Exhibits bearing identical numbers in Item 16 of the Form T-1 of First Union National Bank, filed as Exhibit 25.1 to Form S-4 Registration Statement of Unifi, Inc. filed with the Securities and Exchange Commission on April 2, 1998 (Registration No. 333-49243).

                                    SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, First Union National Bank, a national association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Charlotte, and State of North Carolina, on the 1st day of September, 1999.

                                            FIRST UNION NATIONAL BANK
                                                   (trustee)

                                            By:     /s/ Robert Ashbaugh
                                                    -------------------
                                            Name:       Robert Ashbaugh
                                            Title:      Vice President


                               CONSENT OF TRUSTEE

        Under section 321(b) of the Trust Indenture Act of 1939, as amended, and in connection with the proposed issuance by Fremont Home Loan Owner Trust 1999-3 of its debt securities, First Union National Bank as the trustee herein named, hereby consents that reports of examinations of said Trustee by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon requests therefor.

                                            FIRST UNION NATIONAL BANK


                                            By:     /s/ Robert Ashbaugh
                                                    -------------------
                                            Name:       Robert Ashbaugh
                                            Title:      Vice President


Dated:  September 1, 1999

[LOGO]

Comptroller of the Currency
Administrator of National Banks
Washington, D.C.  20219

                                   CERTIFICATE


       I, Julie L. Williams, Acting Comptroller of the Currency, do hereby certify that:


       1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering of all National Banking Associations.

       2. "First Union National Bank," Charlotte, North Carolina, (Charter No. 000001) is a National Banking Association formed under the laws of the United States and is authorized thereunder to transact the business of banking and exercise Fiduciary Powers on the date of this Certificate.


                                              IN  TESTIMONY   WHEREOF,   I  have
                                              hereunto  subscribed  my name  and
                                              caused  my  seal of  office  to be
                                              affixed to these  presents  at the
                                              Treasury Department in the City of
                                              Washington    and    District   of
                                              Columbia, this 26th day of August,
                                              1998.


                                              /s/ Julie L. Williams
                                              ---------------------
                                              Acting Comptroller of the Currency


[SEAL OF THE COMPTROLLER
  OF THE CURRENCY]

                                   BY-LAWS OF

                            FIRST UNION NATIONAL BANK

                                  CHARTER NO. 1


                             EFFECTIVE MAY 18, 1998

                                   BY-LAWS OF

                            FIRST UNION NATIONAL BANK


                                    ARTICLE I
                            MEETINGS OF SHAREHOLDERS
                            ------------------------

        SECTION 1.10 ANNUAL MEETING. The annual meeting of the shareholders for the election of directors and for the transaction of such other business as may properly come before the meeting shall be held on the third Tuesday of April in each year, commencing with the year 1998, except that the Board of Directors may, from time to time and upon passage of a resolution specifically setting forth its reasons, set such other date for such meeting during the month of April as the Board of Directors may deem necessary or appropriate; provided, however, that if an annual meeting would otherwise fall on a legal holiday, then such annual meeting shall be held on the second business day following such legal holiday. The holders of a majority of the outstanding shares entitled to vote which are represented at any meeting of the shareholders may choose persons to act as Chairman and as Secretary of the meeting.

        SECTION 1.20 SPECIAL MEETINGS. Except as otherwise specifically provided by statute, special meetings of the shareholders may be called for any purpose at any time by the Board of Directors or by any three or more shareholders owning; in the aggregate, not less than ten percent of the stock of the Association. Every such special meeting, unless otherwise provided by law, shall be called by mailing, postage prepaid, not less than ten days prior to the date fixed for such meeting, to each shareholder at his address appearing on the books of the Association, a notice stating the purpose of the meeting.

        SECTION 1.30 NOMINATIONS FOR DIRECTORS. Nominations for election to the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the bank entitled to vote for the election of directors. Nominations, other than those made by or on behalf of the existing management of the bank, shall be made in writing and shall be delivered or mailed to the President of the Bank and to the Comptroller of the Currency, Washington, D.C., not less than 14 days nor more than 50 days prior to any meeting of stockholders called for the election of directors, provided however, that if less than 21 days' notice of such meeting is given to shareholders, such nomination shall be mailed or delivered to the President of the Bank and to the Comptroller of the Currency not later than the close of business on the seventh day following the day on which the notice of meeting was mailed. Such notification shall contain the following information to the extent known to the notifying shareholder: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the total number of shares of capital stock of the bank that will be voted for each proposed nominee; (d) the name and residence address of the notifying shareholder; and
(e) the number of shares of capital stock of the bank owned by the notifying shareholder. Nominations not made in accordance herewith may, in his discretion, be disregarded by the chairman of the meeting, and upon his instructions, the vote tellers may disregard all votes cast for each such nominee.

        SECTION 1.40 JUDGES OF ELECTION. The Board may at any time appoint from among the shareholders three or more persons to serve as Judges of Election at any meeting of shareholders; to act as judges and tellers with respect to all votes by ballot at such meeting and to file with the Secretary of the meeting a Certificate under their hands, certifying the result thereof.

        SECTION 1.50 PROXIES. Shareholders may vote at any meeting of the shareholders by proxies duly authorized in writing, but no officer or employee of this Association shall act as proxy. Proxies shall be valid only for one meeting, to be specified therein, and any adjournments of such meeting. Proxies shall be dated and shall be filed with the records of the meeting.

        SECTION 1.60 QUORUM. A majority of the outstanding capital stock, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, unless otherwise provided by law; but less than a quorum may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice. A majority of the votes cast shall decide every question or matter submitted to the shareholders at any meeting, unless otherwise provided by law or by the Articles of Association.

                                   ARTICLE II
                                    DIRECTORS
                                    ---------

        SECTION 2.10 BOARD OF DIRECTORS. The Board of Directors (hereinafter referred to as the "Board"), shall have power to manage and administer the business and affairs of the Association. Except as expressly limited by law, all corporate powers of the Association shall be vested in and may be exercised by said Board.

        SECTION 2.20 NUMBER. The Board shall consist of not less than five nor more than twenty-five directors, the exact number within such minimum and maximum limits to be fixed and determined from time to time by resolution of a majority of the full Board or by resolution of the shareholders at any meeting thereof; provided, however, that a majority of the full Board of Directors may not increase the number of directors to a number which, (1) exceeds by more than two the number of directors last elected by shareholders where such number was fifteen or less, and (2) to a number which exceeds by more than four the number of directors last elected by shareholders where such number was sixteen or more, but in no event shall the number of directors exceed twenty-five.

        SECTION 2.30 ORGANIZATION MEETING. The Secretary of the meeting upon receiving the certificate of the judges, of the result of any election, shall notify the directors-elect of their election and of the time at which they are required to meet at the Main Office of the Association for the purpose of organizing the new Board and electing and appointing officers of the Association for the succeeding year. Such meeting shall be held as soon thereafter as practicable. If, at the time fixed for such meeting, there shall not be a quorum present, the directors present may adjourn the meeting from time to time, until a quorum is obtained.

        SECTION  2.40  REGULAR  MEETINGS.  Regular  meetings  of  the  Board  of
Directors shall be held at such place and time as may be designated by resolution of the Board of Directors. Upon adoption of such resolution, no further notice of such meeting dates or the places or times thereof shall be required. Upon the failure of the Board of Directors to adopt such a resolution, regular meetings of the Board of Directors shall be held, without notice, on the third Tuesday in February, April, June, August, October and December, commencing with the year 1997, at the main office or at such other place and time as may be designated by the Board of Directors. When any regular meeting of the Board would otherwise fall on a holiday, the meeting shall be held on the next business day unless the Board shall designate some other day.

        SECTION 2.50 SPECIAL MEETINGS. Special meetings of the Board of Directors may be called by the President of the Association, or at the request of three (3) or more directors. Each member of the Board of Directors shall be given notice stating the time and place, by telegram, letter, or in person, of each such special meeting.

        SECTION 2.60 QUORUM. A majority of the directors shall constitute a quorum at any meeting, except when otherwise provided by law; but a less number may adjourn any meeting, from time to time, and the meeting may be held, as adjourned, without further notice.

        SECTION 2.70 VACANCIES. When any vacancy occurs among the directors, the remaining members of the Board, in accordance with the laws of the United States, may appoint a director to fill such vacancy at any regular meeting of the Board, or at a special meeting called for that purpose.

        SECTION 2.80 ADVISORY BOARDS. The Board of Directors may appoint Advisory Boards for each of the states in which the Association conducts operations. Each such Advisory Board shall consist of as many persons as the Board of Directors may determine. The duties of each Advisory Board shall be to consult and advise with the Board of Directors and senior officers of the Association in such state with regard to the best interests of the Association and to perform such other duties as the Board of Directors may lawfully delegate. The senior officer in such state, or such officers as directed by such senior officer, may appoint advisory boards for geographic regions within such state and may consult with the State Advisory Boards prior to such appointment.

                                   ARTICLE III
                             COMMITTEES OF THE BOARD
                             -----------------------

        SECTION 3.10 The Board of Directors, by resolution adopted by a majority of the number of directors fixed by these By-laws, may designate two or more directors to constitute an Executive Committee and other committees, each of which, to the extent authorized by law and provided in such resolution, shall have and may exercise all of the authority of the Board of Directors and the management of the Association. The designation of any committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility or liability imposed upon it or any member of the Board of Directors by law. The Board of Directors reserves to itself alone the power to act on (1) dissolution, merger or consolidation, or disposition of substantially all corporate property, (2) designation of committees or filling vacancies on the Board of Directors or on a committee of the Board (except as hereinafter provided), (3) adoption, amendment or repeal of By-laws, (4) amendment or repeal of any resolution of the Board which by its terms is not so amendable or repealable, and (5) declaration of dividends, issuance of stock, or recommendations to stockholders of any action requiring stockholder approval.

        The Board of Directors or the Chairman of the Board of Directors of the Association may change the membership of any committee at any time, fill vacancies therein, discharge any committee or member thereof either with or without cause at any time, and change, at any time the authority and responsibility of any such committee.

        A majority of the members of any committee of the Board of Directors may fix such committee's rules of procedure. All action by any committee shall be reported to the Board of Directors at a meeting succeeding such action, except such actions as the Board may not require to be reported to it in the resolution creating any such committee. Any action by any committee shall be subject to revision, alteration, and approval by the Board of Directors, except to the extent otherwise provided in the resolution creating such committee; provided, however, that no rights or acts of third parties shall be affected by any such revision or alteration.

                                   ARTICLE IV
                             OFFICERS AND EMPLOYEES
                             ----------------------

        SECTION 4.10 OFFICERS. The officers of the Association may be a Chairman of the Board, a Vice Chairman of the Board, one or more Chairmen or Vice Chairmen (who shall not be required to be directors of the Association), a President, one or more Vice Presidents, a Secretary, a Cashier or Treasurer, and such other officers, including officers holding similar or equivalent titles to the above in regions, divisions or functional units of the Association, as may be appointed by the Board of Directors. The Chairman of the Board and the President shall be members of the Board of Directors. Any two or more offices may be held by one person, but no officer shall sign or execute any document in more than one capacity.

        SECTION 4.20 ELECTION, TERM OF OFFICE AND QUALIFICATION. Each officer shall be chosen by the Board of Directors and shall hold office until the annual meeting of the Board of Directors held next after his election or until his successor shall have been duly chosen and qualified, or until his death, or until he shall resign, or shall have been disqualified, or shall have been removed from office.

        SECTION 4.2 (A) OFFICERS ACTING AS ASSISTANT SECRETARY.  Notwithstanding
Section 1 of these By-laws, any Senior Vice President, Vice President, or Assistant Vice President shall have, by virtue of his office, and by authority of the By-laws, the authority from time to time to act as an Assistant Secretary of the Bank, and to such extent, said officers are appointed to the office of Assistant Secretary.

        SECTION 4.30 CHIEF EXECUTIVE OFFICER. The Board of Directors shall designate one of its members to be the President of this Association, and the officer so designated shall be an ex officio member of all committees of the Association except the Examining Committee, and its Chief Executive Officer unless some other officer is so designated by the Board of Directors.

        SECTION 4.40 DUTIES OF OFFICERS. The duties of all officers shall be prescribed by the Board of Directors. Nevertheless, the Board of Directors may delegate to the Chief Executive Officer the authority to prescribe the duties of other officers of the corporation not inconsistent with law, the charter, and these By-laws, and to appoint other employees, prescribe their duties, and to dismiss them. Notwithstanding such delegation of authority, any officer or employee also may be dismissed at any time by the Board of Directors.

        SECTION 4.5 OTHER EMPLOYEES. The Board of Directors may appoint from time to time such tellers, vault custodians, bookkeepers, and other clerks, agents, and employees as it may deem advisable for the prompt and orderly transaction of the business of the Association, define their duties, fix the salary to be paid them, and dismiss them. Subject to the authority of the Board of Directors, the Chief Executive Officer or any other officer of the Association authorized by him, may appoint and dismiss all such tellers, vault custodians, bookkeepers and other clerks, agents, and employees, prescribe their duties and the conditions of their employment, and from time to time fix their compensation.

        SECTION 4.60 REMOVAL AND RESIGNATION. Any officer or employee of the Association may be removed either with or without cause by the Board of Directors. Any employee other than an officer elected by the Board of Directors may be dismissed in accordance with the provisions of the preceding Section 4.5. Any officer may resign at any time by giving written notice to the Board of Directors or to the Chief Executive Officer of the Association. Any such resignation shall become effective upon its being accepted by the Board of Directors, or the Chief Executive Officer.

                                    ARTICLE V
                                FIDUCIARY POWERS
                                ----------------

        SECTION 5.10 CAPITAL MANAGEMENT GROUP. There shall be an area of this Association known as the Capital Management Group which shall be responsible for the exercise of the fiduciary powers of this Association. The Capital Management Group shall consist of four service areas: Fiduciary Services, Retail Services, Investments and Marketing. The Fiduciary Services unit shall consist of personal trust, employee benefits, corporate trust and operations. The General Office for the Fiduciary Services unit shall be located in Charlotte, N.C., with City Trust Offices located in such cities within the State of North Carolina as designated by the Board of Directors.

        SECTION 5.20 TRUST OFFICERS. There shall be a General Trust Officer of this Association whose duties shall be to manage, supervise and direct all the activities of the Capital Management Group. Further, there shall be one or more Senior Trust Officers designated to assist the General Trust Officer in the performance of his duties. They shall do or cause to be done all things necessary or proper in carrying out the business of the Capital Management Group in accordance with provisions of applicable law and regulation.

        SECTION 5.30 CAPITAL MANAGEMENT/GENERAL TRUST COMMITTEE. There shall be a Capital Management/General Trust Committee composed of not less than four (4) members of the Board of Directors or officers of this Association who shall be appointed annually or from time to time by the Board of Directors of the Association. The General Trust Officer shall serve as an ex-officio member of the Committee. Each member shall serve until his successor is appointed. The Board of Directors or the Chairman of the Board may change the membership of the Capital Management/General Trust Committee at any time, fill vacancies therein, or discharge any member thereof with or without cause at any time. The Committee shall counsel and advise on all matters relating to the business or affairs of the Capital Management Group and shall adopt overall policies for the conduct of the business of the Capital
Management Group including but not limited to: general administration, investment policies, new business development, and review for approval of major assignments of functional responsibilities. The Committee shall meet at least quarterly or as called for by its Chairman or any three (3) members of the Committee. A quorum shall consist of three (3) members. In carrying out its responsibilities, the Capital Management/General Trust Committee shall review the actions of all officers, employees and committees utilized by this Association in connection with the activities of the Capital Management Group and may assign the administration and performance of any fiduciary powers or duties to any of such officers or employees or to the Investment Policy Committee, Personal Trust Administration Committee, Account Review Committee, Corporate and Institutional Accounts Committee, or any other committees it shall designate. One of the methods to be used in the review process will be the thorough scrutiny of the Report of Examination by the Office of the Comptroller of the Currency and the reports of the Audit Division of First Union Corporation, as they relate to the activities of the Capital Management Group. These reviews shall be in addition to reviews of such reports by the Audit Committee of the Board of Directors. The Chairman of the Capital Management/General Trust Committee shall be appointed by the Chairman of the Board of Directors. He shall cause to be recorded in appropriate minutes all actions taken by the Committee. The minutes shall be signed by its Secretary and approved by its Chairman. Further, the Committee shall summarize all actions taken by it and shall submit a report of its proceedings to the Board of Directors at its next regularly scheduled meeting following a meeting of the Capital Management/General Trust Committee. As required by Section 9.7 of Regulation 9 of the Comptroller of the Currency, the Board of Directors retains responsibility for the proper exercise of the fiduciary powers of this Association.

        The Fiduciary Services unit of the Capital Management Group will maintain a list of securities approved for investment in fiduciary accounts and will from time to time provide the Capital Management/General Trust Committee with current information relative to such list and also with respect to transactions in other securities not on such list. It is the policy of this Association that members of the Capital Management/General Trust Committee should not buy, sell or trade in securities which are on such approved list or in any other securities in which the Fiduciary Services unit has taken, or intends to take, a position in fiduciary accounts in any circumstances in which any such transaction could be viewed as a possible conflict of interest or could constitute a violation of applicable law or regulation. Accordingly, if any such securities are owned by any member of the Capital Management/General Trust Committee at the time of appointment to such Committee, the Capital Management Group shall be promptly so informed in writing. If any member of the Capital Management/General Trust Committee intends to buy, sell, or trade in any such securities while serving as a member of the Committee, he should first notify the Capital Management Group in order to make certain that any proposed transaction will not constitute a violation of this policy or of applicable law or regulation.

        SECTION 5.40 INVESTMENT POLICY COMMITTEE. There shall be an Investment Policy Committee composed of not less than seven (7) officers and/or employees of this Association who shall be appointed annually or from time to time by the Board of Directors. Each member shall serve until his successor is appointed. Meetings shall be called by the Chairman or any two (2) members of the Committee. A quorum shall consist of five (5) members. The Investment Policy Committee shall exercise such fiduciary powers and perform such duties as may be assigned to it by the Capital Management/General Trust Committee. All actions taken by the Investment Policy Committee shall be recorded in appropriate minutes, signed by the Secretary thereof, approved by its Chairman and submitted to the Capital Management/General Trust Committee at its next ensuing regular meeting for its review and approval.

        SECTION 5.50 PERSONAL TRUST ADMINISTRATION COMMITTEE. There shall be a Personal Trust Administration Committee composed of not less than five (5) officers, who shall be appointed annually or from time to time by the Board of Directors. Each member shall serve until his successor is appointed. Meetings shall be called by the Chairman or any three (3) members of the Committee. A quorum shall consist of three (3) members. The Personal Trust Administration Committee shall exercise such fiduciary powers and perform such duties as may be assigned to it by the Capital Management/General Trust Committee. All action taken by the Personal Trust Administration Committee shall be recorded in appropriate minutes signed by the Secretary thereof, approved by its Chairman, and submitted to the Capital Management/General Trust Committee at its next ensuing regular meeting for its review and approval.

        SECTION 5.60 ACCOUNT REVIEW COMMITTEE. There shall be an Account Review Committee composed of not less than four (4) officers and/or employees of this Association, who shall be appointed annually or from time to time by the Board of Directors. Each member shall serve until his successor is appointed. Meetings shall be called by the Chairman or any two (2) members of the Committee. A quorum shall consist of three (3) members. The Account Review Committee shall exercise such fiduciary powers and perform such duties as may be assigned to it by the Capital Management/General Trust Committee. All actions taken by the Account Review Committee shall be recorded in appropriate minutes, signed by the Secretary thereof; approved by its Chairman and submitted to the Capital Management/General Trust Committee at its next ensuing regular meeting for its review and approval.

        SECTION 5.70 CORPORATE AND INSTITUTIONAL ACCOUNTS COMMITTEE. There shall be a Corporate and Institutional Accounts Committee composed of not less than five (5) officers and/or employees of this Association, who shall be appointed annually, or from time to time, by the Capital Management General Trust Committee and approved by the Board of Directors. Meetings may be called by the Chairman or any two (2) members of the Committee. A quorum shall consist of three (3) members. The Corporate and Institutional Accounts Committee shall exercise such fiduciary powers and duties as may be assigned to it by the General Trust Committee. All actions taken by the Corporate and Institutional Accounts Committee shall be recorded in appropriate minutes, signed by the Secretary thereof, approved by its Chairman and made available to the General Trust Committee at the next ensuing regular meeting for its review and approval.

                                   ARTICLE VI
                          STOCK AND STOCK CERTIFICATES
                          ----------------------------

        SECTION 6.10 TRANSFERS. Shares of stock shall be transferable on the books of the Association, and a transfer book shall be kept in which all transfers of stock shall be recorded. Every person becoming a shareholder by such transfer shall, in proportion to his shares, succeed to all rights and liabilities of the prior holder of such shares.

        SECTION 6.20 STOCK CERTIFICATES. Certificates of stock shall bear the signature of the Chairman, the Vice Chairman, the President or a Vice President (which may be engraved, printed, or impressed), and shall be signed manually or by facsimile process by the Secretary, Assistant Secretary, Cashier, Assistant Cashier, or any other officer appointed by the Board of Directors for that purpose, to be known as an Authorized Officer, and the seal of the Association shall be engraved thereon. Each certificate shall recite on its face that the stock represented thereby is transferable only upon the books of the Association properly endorsed.

                                   ARTICLE VII
                                 CORPORATE SEAL
                                 --------------

        SECTION 7.10 The President, the Cashier, the Secretary, or any Assistant Cashier, or Assistant Secretary, or other officer thereunto designated by the Board of Directors shall have authority to affix the corporate seal to any document requiring such seal, and to attest the same. Such seal shall be substantially in the following form.

                                  ARTICLE VIII
                            MISCELLANEOUS PROVISIONS
                            ------------------------

        SECTION 8.10 FISCAL YEAR. The fiscal year of the Association shall be the calendar year.

        SECTION 8.20 EXECUTION OF INSTRUMENTS. All agreements, indentures, mortgages, deeds, conveyances, transfers, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, notices, applications, schedules, accounts, affidavits, bonds, undertakings, proxies, and other instruments or documents may be signed, executed, acknowledged, verified, delivered or accepted in behalf of the Association by the Chairman of the Board, the Vice Chairman of the Board, any Chairman or Vice Chairman, the President, any Vice President or Assistant Vice President, the Secretary or any Assistant Secretary, the Cashier or Treasurer or any Assistant Cashier or Assistant Treasurer, or any officer holding similar or equivalent titles to the above in any regions, divisions or functional units of the Association, or, if in connection with the exercise of fiduciary powers of the Association, by any of said officers or by any Trust Officer or Assistant Trust Officer (or equivalent titles); provided, however, that where required, any such instrument shall be attested by one of said officers other than the officer executing such instrument. Any such instruments may also be executed, acknowledged, verified, delivered or accepted in behalf of the Association in such other manner and by such other officers as the Board of Directors may from time to time direct. The provisions of this Section 8.2 are supplementary to any other provision of these By-laws.

        SECTION 8.30 RECORDS. The Articles of Association, the By-laws, and the proceedings of all meetings of the shareholders, the Board of Directors, standing committees of the Board, shall be recorded in appropriate minute books provided for the purpose. The minutes of each meeting shall be signed by the Secretary, Cashier, or other officer appointed to act as Secretary of the meeting.

                                   ARTICLE IX
                                     BY-LAWS
                                     -------

        SECTION 9.10 INSPECTION. A copy of the By-laws, with all amendments thereto, shall at all times be kept in a convenient place at the Head Office of the Association, and shall be open for inspection to all shareholders, during banking hours.

        SECTION 9.20 AMENDMENTS. The By-laws may be amended, altered or repealed, at any regular or special meeting of the Board of Directors, by a vote of a majority of the whole number of Directors.

                                    EXHIBIT A
                                    ---------


                            FIRST UNION NATIONAL BANK
                                    ARTICLE X
                                EMERGENCY BY-LAWS



        In the event of an emergency declared by the President of the United States or the person performing his functions, the officers and employees of this Association will continue to conduct the affairs of the Association under such guidance from the directors or the Executive Committee as may be available except as to matters which by statute require specific approval of the Board of Directors and subject to conformance with any applicable governmental directives during the emergency.

                        OFFICERS PRO TEMPORE AND DISASTER

        Section 1. The surviving members of the Board of Directors or the Executive Committee shall have the power, in the absence or disability of any officer, or upon the refusal of any officer to act, to delegate and prescribe such officer's powers and duties to any other officer, or to any director, for the time being.

        Section 2. In the event of a state of disaster of sufficient severity to prevent the conduct and management of the affairs and business of this Association by its directors and officers as contemplated by these By-laws, any two or more available members of the then incumbent Executive Committee shall constitute a quorum of that Committee for the full conduct and management of the affairs and business of the Association in accordance with the provisions of
Article II of these By-laws; and in addition, such Committee shall be empowered to exercise all of the powers reserved to the General Trust Committee under
Section 5.3 of Article V hereof. In the event of the unavailability, at such time, of a minimum of two members of the then incumbent Executive Committee, any three available directors shall constitute the Executive Committee for the full conduct and management of the affairs and business of the Association in accordance with the foregoing provisions of this section. This By-law shall be subject to implementation by resolutions of the Board of Directors passed from time to time for that purpose, and any provisions of these By-laws (other than this section) and any resolutions which are contrary to the provisions of this section or to the provisions of any such implementary resolutions shall be suspended until it shall be determined by an interim Executive Committee acting under this section that it shall be to the advantage of this Association to resume the conduct and management of its affairs and business under all of the other provisions of these By-laws.

                               OFFICER SUCCESSION

        BE IT RESOLVED, that if consequent upon war or warlike damage or disaster, the Chief Executive Officer of this Association cannot be located by the then acting Head Officer or is unable to assume or to continue normal executive duties, then the authority and duties of the Chief Executive Officer shall, without further action of the Board of Directors, be automatically assumed by one of the following persons in the order designated:

        Chairman
        President
        Division Head/Area Administrator - Within this officer class, officers shall take seniority on the basis of length of service in such office or, in the event of equality, length of service as an officer of the Association.

        Any one of the above persons who in accordance with this resolution assumes the authority and duties of the Chief Executive Officer shall continue to serve until he resigns or until five-sixths of the other officers who are attached to the then acting Head Office decide in writing he is unable to perform said duties or until the elected Chief Executive Officer of this Association, or a person higher on the above list, shall become available to perform the duties of Chief Executive Officer of the Association.

        BE IT FURTHER RESOLVED, that anyone dealing with this Association may accept a certification by any three officers that a specified individual is acting as Chief Executive Officer in accordance with this resolution; and that anyone accepting such certification may continue to consider it in force until notified in writing of a change, said notice of change to carry the signatures of three officers of the Association.

                               ALTERNATE LOCATIONS

        The offices of the Association at which its business shall be conducted shall be the main office thereof in each city which is designated as a City Office (and branches, if any), and any other legally authorized location which may be leased or acquired by this Association to carry on its business. During an emergency resulting in any authorized place of business of this Association being unable to function, the business ordinarily conducted at such location shall be relocated elsewhere in suitable quarters, in addition to or in lieu of the locations heretofore mentioned, as may be designated by the Board of Directors or by the Executive Committee or by such persons as are then, in accordance with resolutions adopted from time to time by the Board of Directors dealing with the exercise of authority in the time of such emergency, conducting the affairs of this Association. Any temporarily relocated place or business of this Association shall be returned to its legally authorized location as soon as practicable and such temporary place of business shall then be discontinued.

                               ACTING HEAD OFFICES

        BE IT RESOLVED, that in case of and provided because of war or warlike damage or disaster, the General Office of this Association, located in Charlotte, North Carolina, is unable temporarily to continue its functions, the Raleigh office, located in Raleigh, North Carolina, shall automatically and without further action of this Board of Directors, become the "Acting Head Office of this Association";

        BE IT FURTHER RESOLVED, that if by reason of said war or warlike damage or disaster, both the General Office of this Association and the said Raleigh Office of the Association are unable to carry on their functions, then and in such case, the Asheville Office of this Association located in Asheville, North Carolina, shall, without further action of this Board of Directors, become the "Acting Head Office of this Association"; and if neither the Raleigh Office nor the Asheville Office can carry on their functions, then the Greensboro Office of this Association, located in Greensboro, North Carolina, shall, without further action of this Board of Directors, become the "Acting Head Office of this Association"; and if neither the Raleigh Office, the Asheville Office, nor the Greensboro Office can carry on their functions, then the Lumberton Office of this Association, located in Lumberton, North Carolina, shall, without further action of this Board of Directors, become the "Acting Head Office of this Association". The Head Office shall resume its functions at its legally authorized location as soon as practicable.

Legal Title of Bank: First Union National Bank   Call Date: 06/30/99   FFIEC 031
Address:             Two First Union Center                            Page RC-1
City, State, Zip:    Charlotte, NC  28288-0201
FDIC Certificate #:  33869







                                       CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL
                                         AND STATE-CHARTERED SAVINGS BANKS FOR JUNE 30, 1999

                        All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

                                                     SCHEDULE RC--BALANCE SHEET
                                                                                                                   C400
                                                              Dollar Amount in Thousands               RCFD   Bil Mil Thou
--------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                                /////////////////////////
 1.  Cash and balances due from depository institutions (from Schedule RC-A):                         /////////////////////////
      a.  Noninterest-bearing balances and currency and coin (1)..................................... 0081      9,720,000       1.a.
      b.  Interest-bearing balances (2).............................................................. 0071        201,000       1.b.
 2.  Securities:                                                                                      ////////////////////////
      a.  Held-to-maturity securities (from Schedule RC-B, column A)................................. 1754      1,747,000       2.a.
      b.  Available-for-sale securities (from Schedule RC-B, column D)............................... 1773     44,829,000       2.b.
 3.  Federal funds sold and securities purchased under agreements to resell.........................  1350      2,666,000       3.
 4.  Loans and lease financing receivables                                                            /////////////////////////
      a.  Loans and leases, net of unearned income (from Schedule RC-C)  RCFD 2122    130,695,000     ///////////////////////// 4.a.
      b.  LESS: Allowance for loan and lease losses                      RCFD 3123      1,768,000     ///////////////////////// 4.b.
      c.  LESS: Allocated transfer risk reserve                          RCFD 3128              0     /////////////////////////
      d.  Loans and leases, net of unearned income,                                                   /////////////////////////
       allowance, and reserve (item 4.a minus 4.b and 4.c)........................................... 2125    128,927,000       4.d.
 5.  Trading assets (from Schedule RC-D.............................................................  3545      6,019,000       5.
 6.  Premises and fixed assets (including capitalized leases).......................................  2145      3,243,000       6.
 7.  Other real estate owned (from Schedule RC-M)...................................................  2150        112,000       7.
 8.  Investments in unconsolidated subsidiaries and associated companies (from Schedule RC-M).......  2130        318,000       8.
 9.  Customers' liability to this bank on acceptances outstanding..................................`  2155        883,000       9.
10.  Intangible assets (from Schedule RC-M).........................................................  2143      5,238,000      10.
11.  Other assets (from Schedule RC-F)..............................................................  2160      9,693,000      11.
12.  Total assets (sum of items 1 through 11).......................................................  2170    213,596,000      12.
----------
(1) Includes cash items in process of collection and unposted debits.
(2) Includes time certificates of deposit not held for trading.


Legal Title of Bank: First Union National Bank                                                     Call Date: 06/30/99     FFIEC 031
Address:             Two First Union Center                                                                                Page RC-2
City, State, Zip:    Charlotte, NC  28288-0201
FDIC Certificate #:  33869


Schedule RC--Continued

                                                                              Dollar Amounts in Thousands     Bil Mil Thou
--------------------------------------------------------------------------------------------------------------------------
LIABILITIES                                                                                          /////////////////////
13.  Deposits:                                                                                       /////////////////////
      a.  In domestic offices (sum of totals of columns A and C from Schedule RC-E,                  /////////////////////
       part I).....................................................................................  RCON 2200 128,267,000  13.a.
(1)  Noninterest-bearing (1)                                           RCON  6631.... 22,839,000     /////////////////////  13.a.(1)
     (2)  Interest-bearing.............................................RCON  6636    105,428,000     /////////////////////  13.a.(2)
      b.  In foreign offices, Edge and Agreement subsidiaries, and IBFs (from Schedule RC-E,         /////////////////////
          part II).................................................................................  RCFN 2200   8,535,000  13.b.
     (1)  Noninterest-bearing..........................................RCFN 6631         480,000     /////////////////////  13.b.(1)
     (2)  Interest-bearing.............................................RCFN 6636       8,055,000     /////////////////////  13.b.(2)
14.  Federal funds purchased and securities sold under agreements to repurchase....................  RCFD 2800  21,256,000  14.
15.   a.  Demand notes issued to the U.S. Treasury.................................................  RCON 2840     918,000  15.a.
      b.  Trading liabilities (from Schedule RC-D).................................................  RCFD 3548   4,184,000  15.b.
16.  Other borrowed money (includes mortgage indebtedness and obligations under                      /////////////////////
     capitalized leases):..........................................................................  /////////////////////
      a.  With a remaining maturity of one year or less............................................  RCFD 2332   13,894,000  16.a.
      b.  With a remaining maturity of more than one year through three years......................  RCFD A547    5,343,000  16.b.
      c.  With a remaining maturity of more than three years.......................................  RCFD A548    2,195,000  16.c.
17.  Not applicable................................................................................  //////////////////////
18.  Bank's liability on acceptances executed and outstanding......................................  RCFD 2920      883,000  18.
19.  Subordinated notes and debentures (2).........................................................  RCFD 3200    4,443,000  19.
20.  Other liabilities (from Schedule RC-G)........................................................  RCFD 2930    6,308,000  20.
21.  Total liabilities (sum of items 13 through 20)................................................  RCFD 2948  196,226,000  21.
22.  Not applicable................................................................................  //////////////////////
EQUITY CAPITAL                                                                                       //////////////////////
23.  Perpetual preferred stock and related surplus.................................................  RCFD 3838      161,000  23.
24.  Common stock..................................................................................  RCFD 3230      455,000  24.
25.  Surplus (exclude all surplus related to preferred stock)......................................  RCFD 3839   13,294,000  25.
26.  a.  Undivided profits and capital reserves....................................................  RCFD 3632    3,846,000  26.a.
           b.  Net unrealized holding gains (losses) on available-for-sale securities.............`  RCFD 8434     (381,000) 26.b.
     c.  Accumulated net gains (losses) on cash flow hedges........................................  RCFD 4336            0  26 c.
27.  Cumulative foreign currency translation adjustments...........................................  RCFD 3284       (5,000) 27.
28.  Total equity capital (sum of items 23 through 27).............................................  RCFD 3210   17,370,000  28.
29.  Total liabilities and equity capital (sum of items 21 and 28).................................  RCFD 3300  213,596,000  29.

Memorandum
To be reported only with the March Report of Condition.
 1.  Indicate in the box at the right the number of the statement below that best describes the
      most comprehensive level of auditing work performed for the bank by independent external                        Number
      auditors as of any date during 1998..........................................................            RCFD 6724  N/A   M.1.

1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank
2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)
3 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm (may be required by state chartering authority
4 = Directors' examination of the bank performed by other external auditors (may be required by state chartering authority)
5 = Review of the bank's financial statements by external auditors
6 = Compilation of the bank's financial statements by external auditors
7 = Other audit procedures (excluding tax preparation work)uditors
8 = No external audit work

----------
(1) Includes total demand deposits and noninterest-bearing time and savings deposit.
(2) Includes limited-life preferred stock and related surplus.